FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY BOARD MEMBER RESIGNATION

Toronto, Ontario, May 21, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) announces that Ohad Marani has resigned as a director and co-chairman of the Company. Mr. Marani has recently been appointed CEO of an Israeli oil and gas exploration company where he will be focusing his efforts.

The Board would like to thank Mr. Marani for his valuable service to the Company and wishes him the best in his future endeavors.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has three petroleum exploration licenses; the Eitan, Gabriella and Yitzhak Licenses, collectively covering an aggregate total of approximately 160,500 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod and 17 km offshore between Hadera and Netanya. The company also has a 70% participation right in the Notera license in the Hula Valley, the Notera license covers approximately 19,000 acres.

For more information contact:

Canada
Alan Friedman
Executive Vice President, Corporate Development
contact@adiraenergy.com
+1 416 250 1955

Israel
Ilan Diamond
Chief Executive Officer
ilan@adiraenergy.com
+ 972 50 991 8555

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Adira Energy Ltd. 30 St. Clair Avenue West, Suite 901, Toronto, Ontario., M4V 3A1, Canada, Tel: +1.416.250.1955, Fax: +1.416.250.6330